UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ⬜

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ⬜

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ⬜

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⬜	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.       Press release issued by ABB Ltd dated September 7, 2022, titled “ABB shareholders approve Accelleron spin-off”.

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ZURICH, SWITZERLAND, SEPTEMBER 7, 2022

ABB shareholders approve Accelleron spin-off

The shareholders of ABB approved the proposed spin-off of its Accelleron turbocharging division at today’s Extraordinary General Shareholders Meeting of ABB Ltd held in Zurich. The Board of Directors’ proposal to spin off ABB’s market-leading turbocharging business by way of a dividend in kind of Accelleron Industries Ltd’s shares to ABB’s shareholders was supported with 99.72 percent of the votes. ABB will distribute to its shareholders, on a pro rata basis, as a dividend in kind, 1 Accelleron share for 20 ABB Ltd shares held. Shareholders representing 62.3 percent of the total share capital with a right to vote took part in the meeting.

Accelleron’s listing on SIX Swiss Exchange in Zurich is planned for October 3, 2022. ABB plans to publish Accelleron’s listing prospectus on September 23, 2022.

Accelleron is a global leader in turbocharging technologies and optimization solutions for 0.5 to 80+ MW engines, helping to provide sustainable, efficient and reliable power to the marine, energy, rail, and off-highway sectors. Through its innovative product offerings and research leadership, the company accelerates the decarbonization of the industries it operates in. Accelleron has an installed base of approximately 180,000 turbochargers and a network of more than 100 service stations across 50 countries worldwide. www.accelleron-industries.com

ABB (ABBN: SIX Swiss Exchange) is a leading global technology company that energizes the transformation of society and industry to achieve a more productive, sustainable future. By connecting software to its electrification, robotics, automation and motion portfolio, ABB pushes the boundaries of technology to drive performance to new levels. With a history of excellence stretching back more than 130 years, ABB’s success is driven by about 105,000 talented employees in over 100 countries. www.abb.com

Disclaimer
This press release and the information contained herein are for information purposes only. The distribution of this press release and the distribution of any securities in connection with this transaction may be restricted by law in certain jurisdictions and persons into whose possession this document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This press release is not an offer of securities or investments for sale nor a solicitation of an offer to buy securities or investments in any jurisdiction where such offer or solicitation would be unlawful. No action has been taken that would permit an offering of the securities or possession or distribution of this press release in any jurisdiction where action for that purpose is required. Persons into whose possession this press release comes are required to inform themselves about and to observe any such restrictions.

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This press release does not constitute or form a part of any offer of securities or solicitation to purchase or subscribe for securities in the United States. The securities may not be offered, subscribed or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), except pursuant to an exemption from, or in a transaction not subject to, the registration requirements thereof. Any securities to be distributed in connection with this transaction have not been and will not be registered under the U.S. Securities Act or the laws of any state of the U.S. Neither ABB Ltd nor Accelleron Industries Ltd intends to register any securities referred to herein in the U.S.

Important notice about forward-looking information
This press release includes forward-looking information and statements, which are based on current expectations, estimates and projections about the factors that may affect our future performance, including the economic conditions of the regions and industries that are major markets for ABB. These expectations, estimates and projections are generally identifiable by statements containing words such as “anticipates”, “expects”, “believes”, “estimates”, “plans”, “targets”, “aims” or similar expressions. However, there are risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets or anticipated transactions. Some important factors that could cause such differences include, among others, business risks associated with the COVID-19 pandemic, the volatile global economic environment and political conditions, costs associated with compliance activities, market acceptance of new products and services, changes in governmental regulations and currency exchange rates, the impact of the financial performance of Accelleron, and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although each of ABB Ltd and Accelleron Industries Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved. The foregoing list of factors is not exclusive and undue reliance should not be placed upon any forward-looking statements, including projections, which speak only as of the date made. ABB Ltd and Accelleron Industries Ltd do not undertake to update, and expressly disclaim any duty to update, any forward-looking statements, whether as a result of circumstances or events that arise after the date they are made, new information, or otherwise.

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For more information please contact:
Media Relations Phone: +41 43 317 71 11 Email: media.relations@ch.abb.com	Investor Relations Phone: +41 43 317 71 11 Email: investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

ABB SHAREHOLDERS APPROVE ACCELLERON SPIN-OFF	2/2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: September 7, 2022.	By:	/s/ Ann-Sophie Nordh
		Name:	Ann-Sofie Nordh
		Title:	Group Senior Vice President and Head of Investor Relations

Date: September 7, 2022.	By:	/s/ Richard A. Brown
		Name:	Richard A. Brown
		Title:	Group Senior Vice President and Chief Counsel Corporate & Finance